SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant     [  ]

Filed by a Party other than the Registrant [  ]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Meadow Valley Corporation

Name of Person(s) Filing Proxy Statement:

Building Trades Organizing Project

Payment of Filing Fee (check the appropriate box)

[X] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or
14a-6(j)(2).

[ ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[ ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

Revised Proxy Statement

For release to shareholders    2/11/99

Building Trades Organizing Project
4151 East Bonanza
Las Vegas, NV 89110
(702) 452-8600

REVISED NOTICE OF UPCOMING PROXY CONTEST AT MEADOW VALLEY
CORPORATION

TO FELLOW MEADOW VALLEY SHAREHOLDERS:

        You previously received a letter and survey from us about
an upcoming vote at the     1999 shareholders meeting    on     a
proposal requiring that management obtain shareholder approval
for future related-party transactions.    You did not receive a
return envelope allowing you to return this survey: that is now enclosed. Also new is the fact that this proposal was recently submitted by the Company by another shareholder. The text of the proposal has been modified slightly (to shorten it).

Background of Proposal to Restrict Related-Party
Transactions:

     Meadow Valley has given shareholders ample reason to distrust the way it handles related-party transactions. It has engaged in many such transactions: at least 14 since
9/30/94. Many have not been minor or incidental. They include:

  - $10 million note in 1994 to company founder's estate, half to be paid with interest of 10%/yr when IPO closed, the other half payable at $1 million/yr plus interest at 12.5%/yr. Still not refinanced as of 6/30/98.

  - $1,318,000 (approx.) in materials, construction work, and equipment rented and sold by related parties to the company from 9/15/94 to 1/31/97<F1>, including:

  -- 1996: $163,450 of ready-mix concrete

  -- 1997: $90,914 of ready-mix concrete

  -- 1996: $375,893 in equipment rental and purchases.

      The most disturbing thing by far, however, has been the Company's disclosure practices with respect to these transactions. The first problem has been the Company's practice not to set forth the names of the related parties in the documents sent all shareholders, with the exception of disclosing a Company attorney serving as a board member. Before the 10K amendments, just sent out, the last time these names were included in such documents was in the S-1 prospectus (10/16/95).<FN2> Not knowing the related party's identity makes it difficult to assess the character of each transaction and the overall importance to the corporation of all these transactions, including whether management is putting insiders' interests ahead of those of shareholders.

<FN1>
This is based on our totalling amounts reported by the Company in its SEC filings. As noted below, we do not warrant the accuracy of such filings.

<FN2>
Of the $1,318,000 total above, the S-1 disclosed identities of related parties receiving about $400,000.

     The second problem is what appears to be inaccuracies in the amounts reported for such transactions in the 1996 and 1997 10Ks. After we complained to the SEC about the Company's disclosures, the Company filed amendments to its previous 10Ks providing certain further details about these transactions, including new dollar amounts and identifying the related entities as controlled by Chief Operating Officer Paul Lewis or his sister. The 1996 10K originally reported $381,381 paid related parties for work materials or rented or purchased equipment. The recent amendment now shows a total of $539,333 for that year. Similarly, what was reported as $19,352 for 1997 in work, materials or equipment was restated to $90,914.

     SEC regulations require disclosure of the related party's name and transaction amount when a related party has a material interest in a transaction over $60,000. But the SEC does not have the power to protect shareholders if these related-party transactions are unfair. Such protection can only come from shareholders themselves.

     This resolution would amend the by-laws to stop these related-party transactions unless approved in advance by the shareholders.

     This measure would be unnecessary at many companies, where related-party transactions are infrequent or are fully-disclosed.
But Meadow Valley needs it because of a track record of multiple insider transactions and questionable disclosure practices.

   REVISED TEXT OF THE PROPOSAL:

     RESOLVED that the company's by-laws be amended to add the following:

     "Section 15. Related Party Transactions. (a) The
Board shall not cause the company to enter into any Related Party Transactions to which it is not contractually committed on the Effective Date, and shall cause the company to terminate any existing Related Party Transactions to which it is contractually committed as of the Effective Date if termination can be accomplished without violating a contract or costing the company any money. "Related Party Transaction" refers to those transactions which must be reported SEC Regulation S-K Item 404(a). Effective Date means the date shareholders approved amendment of the by-laws to add this Section.


     (b) Notwithstanding any other bylaw, this section may not be amended or deleted by the Board without prior shareholder approval.

     (c) The provisions of subsection (a) shall not apply to any Related Party Transaction approved as a separate item of business by holders of a majority of outstanding stock at an annual or special shareholders meeting."

     AND FURTHER, that article III, Section I be amended to add the following underlined language:

     "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, its board of directors, except as otherwise provided under Nevada law, [or] the articles of corporation or these Bylaws."

     AND FURTHER that if the law bars shareholders from binding directors as above<FN3>, this resolution shall be deemed a recommendation to adopt a policy of seeking shareholder approval before engaging in related party transactions.

<FN3>
Management (or others) might ask a court to declare a bylaw amendment beyond the power of shareholders under the law of Nevada (where the Company is incorporated). Our counsel (Richard McCracken and Andrew Kahn) advise us that in their professional opinion, this amendment would likely be held proper. However, no assurances can be offered shareholders in this regard. There is no published Nevada court opinion on point. For more information on this, feel free to contact us.

VOTING RIGHTS

     An individual shareholder has submitted this proposal to
management for inclusion in the proxy    card and proxy statement
     you will receive from the Company. We also intend to solicit for the proposal using our own proxy card and a new proxy statement: look for these after you receive your proxy card from
the Company.    If the proposal appears on management's card, you
can vote either on that card or on ours.      We intend to
solicit at least a majority of the voting power of the outstanding stock. The Company's annual meetings have occurred in June in Phoenix. Passage of the proposal will require a favorable vote by a majority of the stock represented at the meeting.
        The Company's principal offices are at 4411 South 40th St., Suite D-11, Phoenix AZ 85040; (tel.) 602-437-5400.

PROXY SOLICITATION

     This solicitation is conducted by Building Trades Organizing Project (BTOP), a group of labor organizations based in Las Vegas, NV. BTOP owns 263 shares of common stock. The
shareholder who has submitted the proposal,    Fred Romkema
is not affiliated with BTOP or other labor organizations and owns
1000 shares.    He decided to present the current proposal after
returning our previous survey.      BTOP representatives
attended the 1998 shareholders meeting where they inquired about related-party transactions. BTOP is involved in Southern Nevada in organizing the Company's non-union workforce and subcontractors (some of its subcontractors are unionized), and thus may have interests differing from other shareholders. BTOP will vote each proxy card it gathers in accordance with the shareholder's instructions, regardless of the outcome of labor relations matters. BTOP will seek no discretionary voting authority: it will not vote on any matters on which no instructions are provided. BTOP will bear all solicitation costs (anticipated at $5000) and not seek reimbursement from the Company. It intends to solicit proxies by mail, phone, fax, e-mail and meetings.

TRANSACTIONS WITH MANAGEMENT AND DIRECTORS/RECORD DATE/EXECUTIVE
COMPENSATION/STOCK OWNERSHIP OF MANAGEMENT, DIRECTORS AND 5%
OWNERS/ELECTION OF DIRECTORS

     We do not have information on these matters more current than the Company's 5/1/98 proxy statement (pages 1 through 20) and its 10/7/98 amendments to its previous 10K filings. These are incorporated by reference herein. You may obtain a copy from the SEC's EDGAR database (www.sec.gov), or by contacting us at the address and phone above.

SHAREHOLDER PROPOSALS

     Under SEC Rule 14a-8, any shareholder who has held at least $2000 worth of the Company's stock for at least one year is entitled to submit a proposal for inclusion in the Company's proxy materials. The deadline for submission for the annual meeting in the year 2000 will appear in the Company's upcoming proxy statement. Feel free to contact us for more information about this process.

PLEASE RETURN THE ENCLOSED SURVEY TODAY.

FOR MORE INFORMATION, CONTACT US AT BTOP c/o Allen Smith (702)
452-8600

SURVEY OF MEADOW VALLEY SHAREHOLDERS

This is a voluntary survey, not a proxy card, and cannot be used to vote on the proposal.

The information from your response will not be used for any purpose except communicating with shareholders and the Company about matters for shareholder vote. We will keep your identity confidential. Regardless of how you respond to this survey, you will be able to formally approve or disapprove the proposal upon receiving a proxy card.

1.  YOUR VIEW OF THE PROPOSAL (TO REQUIRE RELATED-PARTY
    TRANSACTIONS BE SUBJECT TO SHAREHOLDER APPROVAL):

[  ] Strongly Support
[  ] Likely to Support
[  ] Likely to Oppose because __________________________________
[  ] Undecided

2.  FOR MORE INFORMATION:

[ ] Please provide me more information about the issues on which we shareholders will be voting:

     Mailing address:__________________________
     E-mail address: __________________________
     Telephone:________________________________
     Fax: _____________________________________

_______________________                 __________
PRINT SHAREHOLDER NAME                  # SHARES

Please return by March 30, 1999 in the enclosed envelope.